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FOR IMMEDIATE RELEASE:
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     Dyckerhoff AG Completes Tender Offer for Lone Star Industries Shares and
Warrants

WIESBADEN, Germany, October 2, 1999 - Dyckerhoff AG (Frankfurt and Luxembourg
Exchanges: DYK) announced today that its indirect wholly owned subsidiary, Level Acquisition Corp., has completed its all-cash tender offer for the outstanding common stock of Lone Star Industries, Inc. (NYSE: LCE) at a price of $50 per share and the outstanding warrants (each to purchase two shares of common stock) of Lone Star at a price of $81.25 per warrant. The tender offer expired, as scheduled, on Friday, October 1st at 12:00 midnight, New York City time. The total value of the transaction is approximately $1.2 billion, including debt assumed.

A preliminary count from the depositary shows that approximately 18,834,857 shares of Lone Star common stock and approximately 2,629,413 Lone Star warrants had been tendered and accepted for payment as of the expiration of the offer (including approximately 1,626,602 shares and 5,572 warrants subject to guarantees of delivery), which together represent approximately 96.6% of the Lone Star common stock on a fully diluted basis. Dyckerhoff and Lone Star will proceed to complete, in the near future, a short-form merger pursuant to which Dyckerhoff will acquire the remaining shares of common stock of Lone Star for $50 per share in cash, subject to appraisal rights.

Dyckerhoff is one of the leading cement and building materials companies in Europe with sales volume in excess of $2.2 billion. In the U.S., Dyckerhoff has a 50 percent share in Glens Falls Lehigh Cement Company servicing the northeastern part of the U.S.

Lone Star is a producer of cement and ready-mixed concrete.

Morgan Stanley Dean Witter acted as the Dealer Manager and Georgeson Shareholder Communications Inc. acted as the Information Agent for the offer.

CONTACT:  Morgan Stanley Dean Witter
-------   Gregory Munsell: (212) 761-4747

          Georgeson Shareholder Communications Inc.
          (212) 440-9800